Name of Offeree: Afriwealth, LLC.

Copy Number: ________

AFRIWEALTH, LLC.

$2,000,000

LIMITED LIABILITY COMPANY MEMBERSHIP UNITS

CONFIDENTIAL PRIVATE OFFERING MEMORANDUM

Maximum Membership Units Offered:	20,000,000
Minimum Membership Units Offered:	2,000,000
Price Per Unit:	$0.10
Minimum Investment:	$10,000.00 (100,000 Units)(1)

Afriwealth, LLC., (the “Company” or “Afriwealth”), a California Company is offering a minimum of 2,000,000 and a maximum of 10,000,000 membership units for $0.10 per unit. The offering price per unit has been arbitrarily determined by the Company.

See Risk Factors: Offering Price.

THESE ARE SPECULATIVE SECURITIES WHICH INVOLVE A HIGH DEGREE OF RISK. ONLY THOSE INVESTORS WHO CAN BEAR THE LOSS OF THEIR ENTIRE INVESTMENT SHOULD INVEST IN THESE UNITS.

THE SECURITIES OFFERED HEREBY HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED (THE “ACT”), THE SECURITIES LAWS OF THE STATE OF CALIFORNIA, OR UNDER THE SECURITIES LAWS OF ANY OTHER STATE OR JURISDICTION IN RELIANCE UPON THE EXEMPTIONS FROM REGISTRATION PROVIDED BY THE ACT AND REGULATION D RULE 506 PROMULGATED THEREUNDER, AND THE COMPARABLE EXEMPTIONS FROM REGISTRATION PROVIDED BY OTHER APPLICABLE SECURITIES LAWS.

	Sale Price	Selling Commissions (2)	Proceeds to Company (3)
Per Unit	$0.10	$0.01	$0.09
Minimum	$200,000	$20,000	$180,000
Maximum	$2,000,000	$200,000	$1,800,000

3699 Wilshire Blvd., Suite 530

Los Angeles, California 90010 (213) 325-3037

The Date of this Memorandum is December 1, 2013

(1)   The Company reserves the right to waive the 100,000 Unit minimum subscription for any investor. The Offering is not underwritten. The Units are offered on a “best efforts” basis by the Company through its officers and directors. The Company has set a minimum offering amount of 2,000,000 Units with minimum gross proceeds of $200,000 for this Offering. All proceeds from the sale of Units up to $200,000 will be deposited in an escrow account. Upon the sale of $200,000 of Units, all proceeds will be delivered directly to the Company’s corporate account and be available for use by the Company at its discretion (Florida, Georgia, and Pennsylvania Residents see NASAA Legend).

(2)   Units may also be sold by NASD member brokers or dealers who enter into a Participating Dealer Agreement with the Company, who will receive commissions of up to 10% of the price of the Units sold. The Company reserves the right to pay expenses related to this Offering from the proceeds of the Offering. See “PLAN OF PLACEMENT and USE OF PROCEEDS” section.

(3)   The Offering will terminate on the earliest of: (a) the date the Company, in its discretion, elects to terminate, or (b) the date upon which all Units have been sold, or (c) May 1, 2014, or such date as may be extended from time to time by the Company, but not later than 180 days thereafter (the “Offering Period”.)

THIS OFFERING IS NOT UNDERWRITTEN. THE OFFERING PRICE HAS BEEN ARBITRARILY SET BY THE MANAGEMENT OF THE COMPANY. THERE CAN BE NO ASSURANCE THAT ANY OF THE SECURITIES WILL BE SOLD.

THE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES AGENCY, NOR HAS ANY SUCH REGULATORY BODY REVIEWED THIS OFFERING MEMORANDUM FOR ACCURACY OR COMPLETENESS. BECAUSE THESE SECURITIES HAVE NOT BEEN SO REGISTERED, THERE MAY BE RESTRICTIONS ON THEIR TRANSFERABILITY OR RESALE BY AN INVESTOR. EACH PROSPECTIVE INVESTOR SHOULD PROCEED ON THE ASSUMPTION THAT HE MUST BEAR THE ECONOMIC RISKS OF THE INVESTMENT FOR AN INDEFINITE PERIOD, SINCE THE SECURITIES MAY NOT BE SOLD UNLESS, AMONG OTHER THINGS, THEY ARE SUBSEQUENTLY REGISTERED UNDER THE APPLICABLE SECURITIES ACTS OR AN EXEMPTION FROM SUCH REGISTRATION IS AVAILABLE. THERE IS NO TRADING MARKET FOR THE COMPANY’S MEMBERSHIP UNITS AND THERE CAN BE NO ASSURANCE THAT ANY MARKET WILL DEVELOP IN THE FUTURE OR THAT THE UNITS WILL BE ACCEPTED FOR INCLUSION ON NASDAQ OR ANY OTHER TRADING EXCHANGE AT ANY TIME IN THE FUTURE. THE COMPANY IS NOT OBLIGATED TO REGISTER FOR SALE UNDER EITHER FEDERAL OR STATE SECURITIES LAWS THE UNITS PURCHASED PURSUANT HERETO, AND THE ISSUANCE OF THE UNITS IS BEING UNDERTAKEN PURSUANT TO RULE 506 OF REGULATION D UNDER THE SECURITIES ACT. ACCORDINGLY, THE SALE, TRANSFER, OR OTHER DISPOSITION OF ANY OF THE UNITS, WHICH ARE PURCHASED PURSUANT HERETO, MAY BE RESTRICTED BY APPLICABLE FEDERAL OR STATE SECURITIES LAWS (DEPENDING ON THE RESIDENCY OF THE INVESTOR) AND BY THE PROVISIONS OF THE SUBSCRIPTION AGREEMENT REFERRED TO HEREIN. THE OFFERING PRICE OF THE SECURITIES TO WHICH THE CONFIDENTIAL TERM SHEET RELATES HAS BEEN ARBITRARILY ESTABLISHED BY THE COMPANY AND DOES NOT NECESSARILY BEAR ANY SPECIFIC RELATION TO THE ASSETS, BOOK VALUE OR POTENTIAL EARNINGS OF THE COMPANY OR ANY OTHER RECOGNIZED CRITERIA OF VALUE.

No person is authorized to give any information or make any representation not contained in the Memorandum and any information or representation not contained herein must not be relied upon. Nothing in this Memorandum should be construed as legal or tax advice.

The Management of the Company has provided all of the information stated herein. The Company makes no express or implied representation or warranty as to the completeness of this information or, in the case of projections, estimates, future plans, or forward looking assumptions or statements, as to their attainability or the accuracy and completeness of the assumptions from which they are derived, and it is expected that each prospective investor will pursue his, her, or its own independent investigation. It must be recognized that estimates of the Company’s performance are necessarily subject to a high degree of uncertainty and may vary materially from actual results.

No general solicitation or advertising in whatever form will or may be employed in the offering of the securities, except for this Memorandum (including any amendments and supplements hereto), the exhibits hereto and documents summarized herein, or as provided for under Regulation D of the Securities Act of 1933. Other than the Company’s Management, no one has been authorized to give any information or to make any representation with respect to the Company or the Units that is not contained in this Memorandum. Prospective investors should not rely on any information not contained in this Memorandum.

This Memorandum does not constitute an offer to sell or a solicitation of an offer to buy to anyone in any jurisdiction in which such offer or solicitation would be unlawful or is not authorized or in which the person making such offer or solicitation is not qualified to do so.

This Memorandum does not constitute an offer if the prospective investor is not qualified under applicable securities laws.

This offering is made subject to withdrawal, cancellation, or modification by the Company without notice and solely at the Company’s discretion. The Company reserves the right to reject any subscription or to allot to any prospective investor less than the number of units subscribed for by such prospective investor.

This Memorandum has been prepared solely for the information of the person to whom it has been delivered by or on behalf of the Company. Distribution of this Memorandum to any person other than the prospective investor to whom this Memorandum is delivered by the Company and those persons retained to advise them with respect thereto is unauthorized. Any reproduction of this Memorandum, in whole or in part, or the divulgence of any of the contents without the prior written consent of the Company is strictly prohibited. Each prospective investor, by accepting delivery of this Memorandum, agrees to return it and all other documents received by them to the Company if the prospective investor’s subscription is not accepted or if the Offering is terminated.

By acceptance of this Memorandum, prospective investors recognize and accept the need to conduct their own thorough investigation and due diligence before considering a purchase of the Units. The contents of this Memorandum should not be considered to be investment, tax, or legal advice and each prospective investor should consult with their own counsel and advisors as to all matters concerning an investment in this Offering.

NASAA LEGEND

IN MAKING AN INVESTMENT DECISION INVESTORS MUST RELY ON THEIR OWN EXAMINATION OF THE ISSUER AND THE TERMS OF THE OFFERING INCLUDING THE MERITS AND RISKS INVOLVED. THESE SECURITIES HAVE NOT BEEN RECOMMENDED BY ANY FEDERAL OR STATE SECURITIES COMMISSION OR REGULATORY AUTHORITY. FURTHERMORE, THE FOREGOING AUTHORITIES HAVE NOT CONFIRMED THE ACCURACY OR DETERMINED THE ADEQUACY OF THIS DOCUMENT. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

THESE SECURITIES MAY BE SUBJECT TO RESTRICTIONS ON TRANSFERABILITY AND RESALE AND MAY NOT BE TRANSFERRED OR RESOLD EXCEPT AS PERMITTED UNDER FEDERAL AND STATE SECURITIES LAWS. INVESTORS SHOULD BE AWARE THAT THEY MAY BE REQUIRED TO BEAR THE FINANCIAL RISKS OF THIS INVESTMENT FOR AN INDEFINITE PERIOD OF TIME.

FOR FLORIDA RESIDENTS ONLY:

EACH FLORIDA RESIDENT WHO SUBSCRIBES FOR THE PURCHASE OF SECURITIES HEREIN HAS THE RIGHT, PURSUANT TO SECTION 517.061(11)(A)(5) OF THE FLORIDA SECURITIES ACT, TO WITHDRAW HIS SUBSCRIPTION FOR THE PURCHASE AND RECEIVE A FULL REFUND ON ALL MONIES PAID WITHIN THREE BUSINESS DAYS AFTER THE EXECUTION OF THE SUBSCRIPTION AGREEMENT OR PAYMENT FOR THE PURCHASE HAS BEEN MADE, WHICHEVER IS LATER. WITHDRAWAL WILL BE WITHOUT ANY FURTHER LIABILITY TO ANY PERSON. TO ACCOMPLISH THIS WITHDRAWAL, A SUBSCRIBER NEED ONLY SEND A LETTER OR TELEGRAM TO THE

COMPANY AT THE ADDRESS SET FORTH IN THIS CONFIDENTIAL TERM SHEET INDICATING HIS, HER, OR ITS INTENTION TO WITHDRAW.

SUCH LETTER OR TELEGRAM SHOULD BE SENT AND POSTMARKED PRIOR TO THE END OF THE AFOREMENTIONED THIRD BUSINESS DAY. IT IS ADVISABLE TO SEND SUCH LETTER BY CERTIFIED MAIL, RETURN RECEIPT REQUESTED, TO ENSURE THAT IT IS RECEIVED AND ALSO TO EVIDENCE THE TIME IT WAS MAILED. IF THE REQUEST IS MADE ORALLY, IN PERSON OR BY TELEPHONE TO AN OFFICER OF THE COMPANY, A WRITTEN CONFIRMATION THAT THE REQUEST HAS BEEN RECEIVED SHOULD BE REQUESTED.

FOR NEW JERSEY RESIDENTS ONLY

THIS OFFERING IS MADE IN RELIANCE UPON NEW JERSEY STATE SECURITIES STATUTES. THE NAMES, ADDRESSES, AND NUMBER OF UNITS AND AMOUNT PAID WILL BE FILED WITH THE STATE OF NEW JERSEY WITHIN 30 DAYS OF THE CLOSE OF THIS OFFERING. THE ATTORNEY GENERAL OF THE STATE OF NEW JERSEY HAS NOT PASSED ON OR ENDORSED THE MERITS OF THIS OFFERING. ANY FILING OF THIS OFFERING DOCUMENT WITH THE BUREAU OF SECURITIES DOES NOT CONSTITUTE APPROVAL OF THE ISSUE OR THE SALE THEREOF BY THE BUREAU OF SECURITIES OR THE DEPARTMENT OF LAW AND PUBLIC SAFETY OF THE STATE OF NEW JERSEY. ANY REPRESENTATION TO THE CONTRARY IS UNLAWFUL.

FOR PENNSYLVANIA RESIDENTS ONLY

PURSUANT TO SECTION 207(M) OF THE PENNSYLVANIA SECURITIES ACT OF 1972, “EACH PERSON WHO ACCEPTS AN OFFER TO PURCHASE SECURITIES EXEMPTED FROM REGISTRATION BY SECTION 209(D), DIRECTLY FROM THE ISSUER OR AFFILIATE OF THE ISSUER, SHALL HAVE THE RIGHT TO WITHDRAW HIS ACCEPTANCE WITHOUT INCURRING ANY LIABILITY TO THE SELLER, UNDERWRITER (IF ANY), OR ANY OTHER PERSON WITHIN 2 BUSINESS DAYS AFTER THE ISSUER RECEIVES A SIGNED SUBSCRIPTION AGREEMENT.” TO ACCOMPLISH THIS WITHDRAWAL, THE COMPANY RECOMMENDS THAT A SUBSCRIBER SEND A LETTER OR TELEGRAM INDICATING HIS OR HER INTENTION TO WITHDRAW TO THE COMPANY AT THE ADDRESS OF THE COMPANY SET FORTH IN THIS MEMORANDUM. SUCH A LETTER OR TELEGRAM SHOULD BE SENT AND POSTMARKED PRIOR TO THE END OF THE AFOREMENTIONED SECOND BUSINESS DAY. IF A SUBSCRIBER ELECTS TO SEND SUCH A LETTER, IT IS PRUDENT TO SEND IT BY CERTIFIED OR REGISTERED MAIL AND RETURN RECEIPT REQUESTED, TO INSURE THAT IT IS RECEIVED AND ALSO TO EVIDENCE THE TIME WHEN IT WAS MAILED.

SHOULD A SUBSCRIBER MAKE THIS REQUEST ORALLY, THE COMPANY RECOMMENDS THAT HE/SHE REQUEST A WRITTEN CONFIRMATION FROM THE COMPANY THAT THE REQUEST HAS BEEN RECEIVED WITHIN THE PRESCRIBED TIME.

FOR CONNECTICUT RESIDENTS ONLY

THE SECURITIES HAVE NOT BEEN REGISTERED UNDER SECTION 36-485 OF THE CONNECTICUT UNIFORM SECURITIES ACT AND THEREFORE CANNOT BE RESOLD UNLESS THEY ARE REGISTERED UNDER SUCH ACT OR UNLESS AN EXEMPTION FROM REGISTRATION IS AVAILABLE. THE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE BANKING COMMISSIONER OF THE STATE OF CONNECTICUT NOR HAS THE COMMISSIONER PASSED UPON THE ACCURACY OR ADEQUACY OF THIS OFFERING. ANY REPRESENTATION TO THE CONTRARY IS UNLAWFUL.

FOR NEW YORK RESIDENTS ONLY

THIS OFFERING MEMORANDUM HAS NOT BEEN REVIEWED BY THE ATTORNEY GENERAL OF THE STATE OF NEW YORK PRIOR TO ITS ISSUANCE AND USE. THE ATTORNEY GENERAL OF

THE STATE OF NEW YORK HAS NOT PASSED ON OR ENDORSED THE MERITS OF THE OFFERING. ANY REPRESENTATION TO THE CONTRARY IS UNLAWFUL.

FOR OKLAHOMA RESIDENTS ONLY

THESE SECURITIES ARE OFFERED PURSUANT TO A CLAIM OF EXEMPTION UNDER THE OKLAHOMA SECURITIES ACT. A REGISTRATION STATEMENT RELATING TO THESE SECURITIES HAS NOT BEEN FILED WITH THE OKLAHOMA SECRETARY OF STATE OR WITH THE SECURITIES AND EXCHANGE COMMISSION. NEITHER THE SECRETARY OF STATE NOR THE SECURITIES AND EXCHANGE COMMISSION HAS PASSED UPON THE VALUE OF THESE SECURITIES, NOR HAS APPROVED OR DISAPPROVED OF THIS OFFERING. THE SECRETARY OF STATE DOES NOT RECOMMEND THE PURCHASE OF THESE OR ANY OTHER SECURITIES.

THERE IS NO ESTABLISHED MARKET FOR THESE SECURITIES AND THERE MAY NOT BE ANY MARKET FOR THESE SECURITIES IN THE FUTURE. THE SUBSCRIPTION PRICE OF THE SECURITIES HAS BEEN ARBITRARILY DETERMINED BY THE ISSUER AND MAY NOT BE AN ACCURATE INDICATION OF THE ACTUAL VALUE OF THE SECURITIES.

THE PURCHASER OF THESE SECURITIES MUST MEET CERTAIN SUITABILITY STANDARDS AND MUST BE ABLE TO BEAR AN ENTIRE LOSS OF HIS OR HER INVESTMENT. THESE SECURITIES MAY NOT BE TRANSFERRED FOR A PERIOD OF ONE YEAR EXCEPT IN A TRANSACTION THAT IS EXEMPT UNDER THE OKLAHOMA SECURITIES ACT OR IN A TRANSACTION THAT IS IN COMPLIANCE WITH THE OKLAHOMA SECURITIES ACT.

FOR CALIFORNIA RESIDENTS ONLY

THE PURCHASER MUST REPRESENT THAT HE IS PURCHASING FOR HIS OWN ACCOUNT (OR A TRUST ACCOUNT IF HE IS A TRUSTEE) AND NOT WITH A VIEW TO OR FOR SALE IN CONNECTION WITH THE OFFER AND SALE OF THE SECURITY; AND NO ADVERTISING IS USED IN CONNECTION WITH THE OFFER AND SALE OF THE SECURITY. A NOTICE, CONSENT TO SERVICE OF PROCESS, AND A FILING FEE MUST BE FILED WITH THE COMMISSIONER NO LATER THAN 15 CALENDAR DAYS AFTER THE FIRST SALE OF A SECURITY IN THIS STATE. IF IN CONNECTION WITH THE TRANSACTION THE ISSUER IS FILING A NOTICE WITH THE SEC PURSUANT TO SECTION 4(6) OR REGULATION D, THE NOTICE TO CALIFORNIA MAY BE A COPY OF THE FORM FIRST FILED PURSUANT TO SECTION 4(6) OR REGULATION D. OTHERWISE, THE NOTICE SHALL BE IN THE FORM SPECIFIED IN RULE 260.102.14 OF THE CALIFORNIA CODE. NO NOTICE IS REQUIRED IF NONE OF THE SECURITIES ARE PURCHASED.

FOR NEVADA RESIDENTS ONLY

THESE SECURITIES HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED, OR THE NEVADA UNIFORM SECURITIES ACT, BY REASON OF SPECIFIC EXEMPTIONS THEREUNDER RELATING TO THE LIMITED AVAILABILITY OF THE OFFERING. THESE SECURITIES CANNOT BE SOLD, TRANSFERRED OR OTHERWISE DISPOSED OF TO ANY PERSON OR ENTITY UNLESS THEY ARE SUBSEQUENTLY REGISTERED OR AN EXEMPTION FROM REGISTRATION IS AVAILABLE.

During the course of the Offering and prior to any sale, each offeree of the Units and his or her professional advisor(s), if any, are invited to ask questions concerning the terms and conditions of the Offering and to obtain any additional information necessary to verify the accuracy of the information set forth herein. Such information will be provided to the extent the Company possess such information or can acquire it without unreasonable effort or expense.

EACH PROSPECTIVE INVESTOR WILL BE GIVEN AN OPPORTUNITY TO ASK QUESTIONS OF, AND RECEIVE ANSWERS FROM, MANAGEMENT OF THE COMPANY CONCERNING THE TERMS AND CONDITIONS OF THIS OFFERING AND TO OBTAIN ANY ADDITIONAL INFORMATION, TO THE EXTENT THE COMPANY POSSESSES SUCH INFORMATION OR CAN ACQUIRE IT WITHOUT UNREASONABLE EFFORTS OR EXPENSE, NECESSARY TO VERIFY THE ACCURACY OF THE INFORMATION CONTAINED IN THIS MEMORANDUM. IF YOU HAVE ANY QUESTIONS WHATSOEVER REGARDING THIS OFFERING, OR DESIRE ANY ADDITIONAL INFORMATION OR DOCUMENTS TO VERIFY OR SUPPLEMENT THE INFORMATION CONTAINED IN THIS MEMORANDUM, PLEASE WRITE OR CALL YOUR COMPANY NAME AT THE ADDRESS AND NUMBER LISTED ON THE FRONT OF THIS PRIVATE OFFERING MEMORANDUM.

TABLE OF CONTENTS

I. Summary of the Offering	9
A. The Company	9
B. The Benefits of LLC Membership	9
C. Operations	9
D. Business Plan	10
E. The Offering	10
F. Risk Factors	10
G. Use of Proceeds	10
H. Minimum Offering Proceeds - Escrow of Subscription Proceeds	11
I. Membership Units	11
J. Registrar	11
K. Subscription Period	11
II. Requirements for Purchasers	11
A. General Suitability Standards	11
B. Accredited Investors	12
C. Other Requirements	12
III. Forward Looking Information	13
IV. Risk Factors	13
A. Development Stage Business	13
B. Inadequacy of Funds	13
C. Dependence on Management	14
D. Risks Associated with Expansion	14
E. Customer Base and Market Acceptance	14
F. Competition	14
G. Trend in Consumer Preferences and Spending	14
H. Risks of Borrowing	15
I. Unanticipated Obstacles to Execution of the Business Plan	15
J. Management Discretion as to Use of Proceeds	15
K. Control By Management	15
L. Return of Profits	15
M. No Assurances of Protection for Proprietary Rights; Reliance on Trade Secrets	15
N. Dilution	16
O. Limited Transferability and Liquidity	16
P. Broker - Dealer Sales of Units	16
Q. Long Term Nature of Investment	17
R. No Current Market For Units	17
S. Compliance with Securities Laws	17
T. Offering Price	17
U. Lack of Firm Underwriter	17
V. Projections: Forward Looking Information	17

W. General Economic Conditions………………………………………………………………………………24
V. Use Of Proceeds	18
A. Sale of Equity	18
B. Offering Expenses & Commissions	18
C. Corporate Application of Proceeds	18
D. Total Use of Proceeds	18
VI. Management	19
VII. Management Compensation	19
VIII. Board of Advisors	19
IX. Dilution	20
X. Current Members	20
XI. Prior Membership Offerings	20
XII. Litigation	21
XIII. Description of Units	21
XIV. Transfer Agent and Registrar	21
XV. Plan of Placement	21
A. Escrow of Subscription Funds	21
B. How to Subscribe for Units	22
XVI. Additional Information	22

Exhibit A – Afriwealth Business Plan

Exhibit B - Afriwealth Operating Agreement

Exhibit C - Subscription Agreement

Exhibit D - Investor Suitability Questionnaire

I.                          Summary of the Offering

The following material is intended to summarize information contained elsewhere in this Limited Offering Memorandum (the “Memorandum”). This summary is qualified in its entirety by express reference to this Memorandum and the materials referred to and contained herein. Each prospective subscriber should carefully review the entire Memorandum and all materials referred to herein and conduct his or her own due diligence before subscribing for Membership Units.

A.           The Company

Afriwealth, LLC. (“Afriwealth”, or the “Company”), began operations in March 2012, with the purpose of acquiring, owning and holding investments, businesses, assets, and properties with focus on (1) acquiring, rehabilitating and reutilizing dilapidated or abandoned properties; (2) acquiring and restructuring troubled businesses; (3) socially conscious venture capital activities; (4) opportunistic private equity activities; (5) job-creating and community-empowering investments; and (6) general business-process-improvement through partnerships, mergers and acquisitions, (re)capitalizations and investments in targeted assets. The Company’s legal structure was formed as a limited liability company (LLC) under the laws of the State of California on February 15, 2012. Its principal offices will be located at 3699 Wilshire Blvd., Suite 530, California 90010. The Company’s telephone number is (213) 325-3037. The Managing Members of the Company are Frank Igwealor and Kareem Davis.

B.           The Benefits of LP Membership

The limited liability company (LLC) is a relatively new form of doing business in the United States (in 1988 all 50 states enacted LLC laws). The best way to describe an LLC is to explain what it is not. An LLC is not a corporation, a partnership nor is it a sole proprietorship. The LLC is a new hybrid that combines the characteristics of a corporate structure and a partnership structure. It is a separate legal entity like a corporation but it has entitlement to be treated as a partnership for tax purposes and therefore carries with it certain tax benefits for the investors.

The owners and investors are called members and can be virtually any entity including individuals (domestic or foreign), corporations, other LLCs, trusts, pension plans etc. Unlike corporate stocks and shares, members purchase membership units. Members who hold the majority of the membership units maintain controlling management of the LLC as specified in the LLC operating agreement.

The primary advantage of an LLC is limiting the liability of its members. Unless personally guaranteed, members are not personally liable for the debts and obligations of the LLC. Additionally, “pass-through” or “flow-through” taxation is available, meaning that (generally speaking) the earnings of an LLC are not subject to double taxation unlike that of a “standard” corporation. However, they are treated like the earnings from partnerships, sole proprietorships and S corporations with an added benefit for all of its members. There is greater flexibility in structuring the LLC than is ordinarily the case with a corporation, including the ability to divide ownership and voting rights in unconventional ways while still enjoying the benefits of “pass-through” taxation. The limited liability company is becoming the entity of choice for business in every realm. Due to its flexibility and tax advantages for all of its members, it will continue to gain momentum as more and more people learn of its existence.

C.           Operations

AFRIWEALTH will be based in Los Angeles and will deploy and operate a multi-industries investment approach with emphasis on running businesses more efficiently, giving employees more conducive and friendly workplace and adding value to investors and shareholders by identifying and reducing excesses and also identifying and executing cost-control strategies in companies it controls. The company buys entire or controlling stake in companies with undervalued businesses, restructure the businesses, and sell the same for profit or hold it for cash flow. The primary sources of AFRIWEALTH’s value creation would come from (1) Operational efficiency – improving operations which may include rationalization of costs, helping the portfolio company increase revenue, hiring astute employees, reducing excesses, and improving customers acquisition, etc.; (2) Multiples expansion – investing at a given below-industry multiples of EBITDA at a troubled company, then cleaning the company’s books and operation to attract standard industry valuation; and (3) Leveraging and financial engineering – utilizing optimal-level of debt to capitalize investee’s balance sheet, fund attractive expansion, and increase returns to investors.

D.           Business Plan

Portions of the Afriwealth Business Plan, included as a separate document, were prepared by the Company using assumptions, including several forward looking statements. Each prospective investor should carefully review the Business Plan in association with this Memorandum before purchasing Units. Management makes no representations as to the accuracy or achievability of the underlying assumptions and projected results contained herein.

E.            The Offering

The Company is offering a minimum of 2,000,000 and a maximum of 10,000,000 Units at a price of $0.10 per Unit, $.0001 par value per unit. Upon completion of the Offering between 21,673,000 and 29,673,000 units will be outstanding. Each purchaser must execute a Subscription Agreement making certain representations and warranties to the Company, including such purchaser’s qualifications as an Accredited Investor as defined by the Securities and Exchange Commission in Rule 501(a) of Regulation D promulgated, or one of 35 Non-Accredited Investors that may be allowed to purchase Units in this offering. See “REQUIREMENTS FOR PURCHASERS” section.

F.            Risk Factors

See “RISK FACTORS” section in this Memorandum for certain factors that could adversely affect an investment in the Units. Those factors include, but are not limited to unanticipated obstacles to execution of the Business Plan, general economic factors. All Private equity firms face two basic categories of risk, one impacting their ability to raise funds from institutional investors at the right point in time, and the other impacting their portfolio investments and exit strategies including not being able to extract adequate returns from its equity portfolio. AFRIWEALTH’s risk management entails identification, assessment, and prioritization of risks followed by coordinated and economical application of resources to minimize, monitor, and control the probability and/or impact of unfortunate events.

G.           Use of Proceeds

Proceeds from the sale of Units will be used to: no less 87% of the proceeds would be used to acquire an existing business, while no more than13% of the proceeds would be used for the selling and administration of the fund. See “USE OF PROCEEDS” section.

H.           Minimum Offering Proceeds - Escrow of Subscription Proceeds

The Company has set a minimum offering proceeds figure of $200,000 (the “minimum offering proceeds”) for this Offering. The Company has established an Investment Holding Account with JP Morgan Chase Bank, into which the minimum offering proceeds will be placed. At least 200,000 Units must be sold for $200,000 before such proceeds will be released from the escrow account and utilized by the Company. After the minimum number of Units is sold, all subsequent proceeds from the sale of Units will be delivered directly to the Company. See “PLAN OF PLACEMENT - ESCROW ACCOUNT ARRANGEMENT” section.

I.              Membership Units

Upon the sale of the maximum number of Units from this Offering, the number of issued and outstanding units of the Company’s share will be held as follows:

Present Members	66%
New Members	34%

J.            Registrar

The Company will serve as its own registrar and transfer agent with respect to its Membership Units.

K.           Subscription Period

The Offering will terminate on the earliest of: (a) the date the Company, in its discretion, elects to terminate, or (b) the date upon which all Units have been sold, or (c) May 1, 2014, or such date as may be extended from time to time by the Company, but not later than 180 days thereafter (the “Offering Period”.)

II.                        Requirements for Purchasers

Prospective purchasers of the Units offered by this Memorandum should give careful consideration to certain risk factors described under “RISK AND OTHER IMPORTANT FACTORS” section and especially to the speculative nature of this investment and the limitations described under that caption with respect to the lack of a readily available market for the Units and the resulting long term nature of any investment in the Company. This Offering is available only to suitable Accredited Investors, or one of 35 Non-Accredited Investors that may be allowed to purchase Units, having adequate means to assume such risks and of otherwise providing for their current needs and contingencies should consider purchasing Units.

A.           General Suitability Standards

The Units will not be sold to any person unless such prospective purchaser or his or her duly authorized representative shall have represented in writing to the Company in a Subscription Agreement that:

a)	The prospective purchaser has adequate means of providing for his or her current needs and personal contingencies and has no need for liquidity in the investment of the Units;
b)	The prospective purchaser’s overall commitment to investments which are not readily marketable is not disproportionate to his, her, or its net worth and the investment in the Units will not cause such overall commitment to become excessive; and
c)	The prospective purchaser is an “Accredited Investor” (as defined below) suitable for purchase in the Units.
d)	Each person acquiring Units will be required to represent that he, she, or it is purchasing the Units for his, her, or its own account for investment purposes and not with a view to resale or distribution. See “SUBSCRIPTION FOR UNITS” section.

B.           Accredited Investors

The Company will conduct the Offering in such a manner that Units may be sold only to “Accredited Investors” as that term is defined in Rule 501(a) of Regulation D promulgated under the Securities Act of 1933 (the “Securities Act”), or to a maximum of 35 Non-Accredited Investors that may be allowed to purchase Units in this offering. In summary, a prospective investor will qualify as an “Accredited Investor” if he, she, or it meets any one of the following criteria:

a)	Any natural person whose individual net worth, or joint net worth with that person’s spouse, at the time of his purchase, exceeds $1,000,000;
b)	Any natural person who had an individual income in excess of $200,000 in each of the two most recent years or joint income with that person’s spouse in excess of $300,000 in each of those years and who has a reasonable expectation of reaching the same income level in the current year;
c)	Any bank as defined in Section 3(a)(2) of the Act, or any savings and loan association or other institution as defined in Section 3(a)(5)(A) of the Securities Act, whether acting in its individual or fiduciary capacity; any broker or dealer registered pursuant to Section 15 of the Securities and Exchange Act of 1934 (the “Exchange Act”); any insurance company as defined in Section 2(13) of the Exchange Act; any investment company registered under the Investment Company Act of 1940 or a business development company as defined in Section 2(a)(48) of that Act; any Small Business Investment Company (SBIC) licensed by the U.S. Small Business Administration under Section 301(c) or (d) of the Small Business Investment Act of 1958; any plan established and maintained by a state, its political subdivisions, or any agency or instrumentality of a state or its political subdivisions, for the benefit of its employees, if such plan has total assets in excess of $5,000,000; any employee benefit plan within the meaning of the Employee Retirement Income Security Act of 1974, if the investment decision is made by a plan fiduciary, as defined in Section 3(21) of such Act, which is either a bank, savings and loan association, insurance company, or registered investment advisor, or if the employee benefit plan has total assets in excess of $5,000,000 or, if a self directed plan, with investment decisions made solely by persons who are Accredited Investors;
d)	Any private business development company as defined in Section 202(a)(22) of the Investment Advisors Act of 1940;
e)	Any organization described in Section 501(c)(3)(d) of the Internal Revenue Code, corporation, business trust, or partnership, not formed for the specific purpose of acquiring the securities offered, with total assets in excess of $5,000,000;
f)	Any director or executive officer, or general partner of the issuer of the securities being sold, or any director, executive officer, or general partner of a general partner of that issuer;
g) Any trust, with total assets in excess of $5,000,000, not formed for the	specific purpose of acquiring the securities offered, whose purchase is directed by a sophisticated person as described in Section 506(b)(2)(ii) of Regulation D adopted under the Act; and
h)	Any entity in which all the equity owners are Accredited Investors.

C.           Other Requirements

No subscription for the Units will be accepted from any investor unless he is acquiring the Units for his own account (or accounts as to which he has sole investment discretion), for investment and without any view to sale, distribution or disposition thereof. Each prospective purchaser of Units may be required to furnish such information as the Company may require to determine whether any person or entity purchasing Units is an Accredited Investor, or select Non-Accredited Investor who may purchase Units.

III.                       Forward Looking Information

Some of the statements contained in this Memorandum, including information incorporated by reference, discuss future expectations, or state other forward looking information. Those statements are subject to known and unknown risks, uncertainties and other factors, several of which are beyond the Company’s control, which could cause the actual results to differ materially from those contemplated by the statements. The forward looking information is based on various factors and was derived using numerous assumptions. In light of the risks, assumptions, and uncertainties involved, there can be no assurance that the forward looking information contained in this Memorandum will in fact transpire or prove to be accurate.

Important factors that may cause the actual results to differ from those expressed within may include, but are not limited to:

  The success or failure of the Company’s efforts to successfully raise capital as scheduled;
  The Company’s ability to attract, build, and maintain a steady deal/acquisition sources;
  The Company’s ability to attract and retain quality employees;
  The effect of changing economic conditions;
  The ability of the Company to obtain adequate debt financing if only a fraction of this Offering is sold;

These along with other risks, which are described under “RISK FACTORS” may be described in future communications to members. The Company makes no representation and undertakes no obligation to update the forward looking information to reflect actual results or changes in assumptions or other factors that could affect those statements.

IV.                      Risk Factors

Investing in the Company’s Units is very risky. You should be able to bear a complete loss of your investment. You should carefully consider the following factors, including those listed in the accompanying business plan.

A.           Development Stage Business

Afriwealth commenced operations in 2012 and is organized as a Limited Liability Company under the laws of the State of California. Accordingly, the Company will have a limited history upon which an evaluation of its prospects and future performance can be made. The Company’s proposed operations are subject to all business risks associated with new enterprises. The likelihood of the Company’s success must be considered in light of the problems, expenses, difficulties, complications, and delays frequently encountered in connection with the expansion of a business, operation in a competitive industry, and the continued development of advertising, promotions and a corresponding customer base. There is a possibility that the Company could sustain losses in the future. There can be no assurances that Afriwealth will even operate profitably.

B.           Inadequacy of Funds

Gross offering proceeds of a minimum of $200,000 and a maximum of $2,000,000 may be realized. Management believes that such proceeds will capitalize and sustain Afriwealth sufficiently to allow for the implementation of the Company’s Business Plans. If only a fraction of this Offering is sold, or if certain assumptions contained in Management’s business plans prove to be incorrect, the Company may have inadequate funds to fully develop its business and may need debt financing or other capital investment to fully implement the Company’s business plans.

C.           Dependence on Management

In the early stages of development the Company’s business will be significantly dependent on the Company’s management team. The Company’s success will be particularly dependent upon: Frank Igwealor and Kareem Davis. The loss of any one of these individuals could have a material adverse effect on the Company. See “MANAGEMENT” section.

D.           Risks Associated with Expansion

The Company plans on building and expanding its business through the introduction of proprietary marketing campaign. Any expansion of operations of the Company may undertake will entail risks. Such actions may involve specific operational activities, which may negatively impact the profitability of the Company. Consequently, members must assume the risk that (i) such expansion may ultimately involve expenditures of funds beyond the resources available to the Company at that time, and (ii) management of such expanded operations may divert Management’s attention and resources away from its existing operations, all of which factors may have a material adverse effect on the Company’s present and prospective business activities.

E.                 Portfolio Investees’ Customer Base and Market Acceptance

Most of AFRIWEALTH’s target investees are operating in the consumer and aftermarket sector of the local industries. While the Company believes it can it can close acquisitions and further develop investees’ existing customer base, and develop a new customer base through the standardized marketing strategies, e-commerce, and web-based promotions, the inability of the Company to further develop such a customer base could have a material adverse effect on the Company. While product matrix and interactive e-commerce website could offer advantages over competitive companies and products, no assurance can be given that targeted investees’ products and e-commerce websites will attain a degree of market acceptance on a sustained basis or that it will generate revenues sufficient for sustained profitable operations.

F.            Competition

While some current competition exist for acquisitions of community-anchored businesses, this competition in solely based on individual acquirers or few national franchises seeking to use a local business to gain foothold in the community. These competitions do not offer similar options, incentives and model to the business owners and employees as Afriwealth. Management believes that Afriwealth investees will be community-anchored businesses that are demographically well positioned, top quality and unique in nature. The expertise of Management on cost-control, combined with the innovative nature of its marketing approach, will set the Company apart from its competitors. However, there is the possibility that new competitors could seize upon Afriwealth business model and produce competing services with similar focus. Likewise, these competitors could be better capitalized than Afriwealth, which could give them a significant advantage. There is the possibility that the competitors could capture significant market share of Afriwealth intended market.

G.           Trend in Consumer Preferences and Spending

The Company’s operating results may fluctuate significantly from period to period as a result of a variety of factors, including purchasing patterns of customers, competitive pricing, debt service and principal reduction payments, and general economic conditions. There is no assurance that the Company will be successful in marketing any of its products, or that the revenues from the sale of such products will be significant. Consequently, the Company’s revenues may vary by quarter, and the Company’s operating results may experience fluctuations.

H.           Risks of Borrowing

If the Company incurs indebtedness, a portion of its cash flow will have to be dedicated to the payment of principal and interest on such indebtedness. Typical loan agreements also might contain restrictive covenants, which may impair the Company’s operating flexibility. Such loan agreements would also provide for default under certain circumstances, such as failure to meet certain financial covenants. A default under a loan agreement could result in the loan becoming immediately due and payable and, if unpaid, a judgment in favor of such lender which would be senior to the rights of members of the

Company. A judgment creditor would have the right to foreclose on any of the Company’s assets resulting in a material adverse effect on the Company’s business, operating results or financial condition.

I.              Unanticipated Obstacles to Execution of the Business Plan

The Company’s business plans may change significantly. Many of the Company’s potential business endeavors are capital intensive and may be subject to statutory or regulatory requirements. Management believes that the Company’s chosen activities and strategies are achievable in light of current economic and legal conditions with the skills, background, and knowledge of the Company’s principals and advisors. Management reserves the right to make significant modifications to the Company’s stated strategies depending on future events.

J.            Management Discretion as to Use of Proceeds

The net proceeds from this Offering will be used for the purposes described under “Use of Proceeds.” The Company reserves the right to use the funds obtained from this Offering for other similar purposes not presently contemplated which it deems to be in the best interests of the Company and its members in order to address changed circumstances or opportunities. As a result of the foregoing, the success of the Company will be substantially dependent upon the discretion and judgment of Management with respect to application and allocation of the net proceeds of this Offering. Investors for the Units offered hereby will be entrusting their funds to the Company’s Management, upon whose judgment and discretion the investors must depend.

K.           Control By Management

As of December 1, 2013 the Company’s Managing Members owned approximately 57% of the Company’s outstanding units. Upon completion of this Offering, the Company’s Managing Members will own approximately 37% of then issued and outstanding units, and will be able to continue to control Afriwealth. Investor members will own a minority percentage of the Company and will have minority voting rights. Investor members will not have the ability to control either a vote of the Company’s Managing Members or any appointed officers. See “MANAGING MEMBERS” section.

L.            Return of Profits

The Company intends to retain any initial future earnings to fund operations and expand the Company’s business. A member will be entitled to receive revenue profits proportionate to the amount of units held by that member. The Company’s Managing Members will determine a profit distribution plan based upon the Company’s results of operations, financial condition, capital requirements, and other circumstances. See “DESCRIPTION OF SECURITIES” section.

M.           No Assurances of Protection for Proprietary Rights; Reliance on Trade Secrets

In certain cases, the Company may rely on trade secrets to protect intellectual property, proprietary technology and processes, which the Company has acquired, developed or may develop in the future. There can be no assurances that secrecy obligations will be honored or that others will not independently develop similar or superior products or technology. The protection of intellectual property and/or proprietary technology through claims of trade secret status has been the subject of increasing claims and litigation by various companies both in order to protect proprietary rights as well as for competitive reasons even where proprietary claims are unsubstantiated. The prosecution of proprietary claims or the defense of such claims is costly and uncertain given the uncertainty and rapid development of the principles of law pertaining to this area. The Company, in common with other firms, may also be subject to claims by other parties with regard to the use of intellectual property, technology information and data, which may be deemed proprietary to others.

N.           Dilution

Purchasers of Units will experience immediate and substantial dilution of $0.066 in net tangible book value per unit, or approximately 66% of the assumed offering price of $0.10 per unit (assuming maximum offering proceeds are achieved). Additional Units issued by the Company in the future will also dilute a purchaser's investment in the Units.

O.           Limited Transferability and Liquidity

To satisfy the requirements of certain exemptions from registration under the Securities Act, and to conform with applicable state securities laws, each investor must acquire his Units for investment purposes only and not with a view towards distribution. Consequently, certain conditions of the Securities Act may need to be satisfied prior to any sale, transfer, or other disposition of the Units. Some of these conditions may include a minimum holding period, availability of certain reports, including financial statements from Afriwealth, limitations on the percentage of Units sold and the manner in which they are sold. Afriwealth can prohibit any sale, transfer or disposition unless it receives an opinion of counsel provided at the holder’s expense, in a form satisfactory to Afriwealth, stating that the proposed sale, transfer or other disposition will not result in a violation of applicable federal or state securities laws and regulations. No public market exists for the Units and no market is expected to develop. Consequently, owners of the Units may have to hold their investment indefinitely and may not be able to liquidate their investments in Afriwealth or pledge them as collateral for a loan in the event of an emergency.

P.            Broker - Dealer Sales of Units

The Company’s Membership Units are not presently included for trading on any exchange, and there can be no assurances that the Company will ultimately be registered on any exchange due to the fact that it is a LIMITED PARTNERSHIP and not a corporation. The NASDAQ Stock Market, Inc. has recently enacted certain changes to the entry and maintenance criteria for listing eligibility on the NASDAQ Small Cap Market. The entry standards require at least $4 million in net tangible assets or $750,000 net income in two of the last three years. The proposed entry standards would also require a public float of at least $1 million shares, $5 million value of public float, a minimum bid price of $2.00 per share, at least three market makers, and at least 300 shareholders. The maintenance standards (as opposed to entry standards) require at least $2 million in net tangible assets or $500,000 in net income in two of the last three years, a public float of at least 500,000 shares, a $1 million market value of public float, a minimum bid price of $1.00 per share, at least two market makers, and at least 300 shareholders.

No assurance can be given that the Membership Unit of the Company will ever qualify for inclusion on the NASDAQ System or any other trading market until such time as the Managing Members deem it necessary and the LIMITED PARTNERSHIP is converted to a corporation. As a result, the Company’s Membership Units are covered by a Securities and Exchange Commission rule that opposes additional sales practice requirements on broker-dealers who sell such securities to persons other than established customers and accredited investors. For transactions covered by the rule, the broker-dealer must make a special suitability determination for the purchaser and receive the purchaser’s written agreement to the transaction prior to the sale. Consequently, the rule may affect the ability of broker-dealers to sell the Company’s securities and will also affect the ability of members to sell their units in the secondary market.

Q.           Long Term Nature of Investment

An investment in the Units may be long term and illiquid. As discussed above, the offer and sale of the Units will not be registered under the Securities Act or any foreign or state securities laws by reason of exemptions from such registration, which depends in part on the investment intent of the investors. Prospective investors will be required to represent in writing that they are purchasing the Units for their own account for long-term investment and not with a view towards resale or distribution. Accordingly, purchasers of Units must be willing and able to bear the economic risk of their investment for an indefinite period of time. It is likely that investors will not be able to liquidate their investment in the event of an emergency.

R.           No Current Market For Units

There is no current market for the Units offered in this private Offering and no market is expected to develop in the near future.

S.            Compliance with Securities Laws

The Units are being offered for sale in reliance upon certain exemptions from the registration requirements of the Securities Act, applicable California Securities Laws, and other applicable state securities laws. If the sale of Units were to fail to qualify for these exemptions, purchasers may seek rescission of their purchases of Units. If a number of purchasers were to obtain rescission, Afriwealth would face significant financial demands, which could adversely affect Afriwealth as a whole, as well as any non-rescinding purchasers.

T.            Offering Price

The price of the Units offered has been arbitrarily established by Afriwealth, considering such matters as the state of the Company’s business development and the general condition of the industry in which it operates. The Offering price bears little relationship to the assets, net worth, or any other objective criteria of value applicable to Afriwealth.

U.           Lack of Firm Underwriter

The Units are offered on a “best efforts” basis by the Managing Members of Afriwealth without compensation and on a “best efforts” basis through certain NASD registered broker-dealers, which enter into Participating Broker-Dealer Agreements with the Company. Accordingly, there is no assurance that the Company, or any NASD broker-dealer, will sell the maximum Units offered or any lesser amount.

V.            Projections: Forward Looking Information

Management has prepared projections regarding Afriwealth’s anticipated financial performance. The Company’s projections are hypothetical and based upon a presumed financial performance of the Company, the addition of a sophisticated and well funded marketing plan, and other factors influencing the business of Afriwealth. The projections are based on Management’s best estimate of the probable results of operations of the Company, based on present circumstances, and have not been reviewed by Afriwealth’s independent accountants. These projections are based on several assumptions, set forth therein, which Management believes are reasonable. Some assumptions upon which the projections are based, however, invariably will not materialize due the inevitable occurrence of unanticipated events and circumstances beyond Management’s control. Therefore, actual results of operations will vary from the projections, and such variances may be material. Assumptions regarding future changes in sales and revenues are necessarily speculative in nature. In addition, projections do not and cannot take into account such factors as general economic conditions, unforeseen regulatory changes, the entry into Afriwealth’s market of additional competitors, the terms and conditions of future capitalization, and other risks inherent to the Company’s business. While Management believes that the projections accurately reflect possible future results of Afriwealth ’s operations, those results cannot be guaranteed.

W. General Economic Conditions

The financial success of the Company may be sensitive to adverse changes in general economic conditions in the United States, such as recession, inflation, unemployment, and interest rates. Such changing conditions could reduce demand in the marketplace for the Company’s products. Management believes that the impending growth of the market, mainstream market acceptance and the targeted product line of Your Company Name will insulate the Company from excessive reduced demand. Nevertheless, Afriwealth has no control over these changes.

V.                        Use Of Proceeds

The Company seeks to raise minimum gross proceeds of $200,000 and maximum gross proceeds of $2,000,000 from the sale of Units in this Offering. The Company intends to apply these proceeds substantially as set forth herein, subject only to reallocation by Management in the best interests of the Company.

A.           Sale of Equity

Category	Maximum Proceeds	Percentage of Total Proceeds	Minimum Proceeds	Percentage of Proceeds
Proceeds from Sale of Units	$2,000,000	100%	$200,000	100%

B.            Offering Expenses & Commissions

Category	Maximum Proceeds	Percentage of Total Proceeds	Minimum Proceeds	Percentage of Proceeds
Offering Expenses (1)	$10,000	01.00%	$2,000	01.00%
Brokerage Commissions(2)	$200,000	10.00%	$20,000	10.00%
Total Offering Fees	$210,000	11.00%	$110,000	11.00%

C.            Corporate Application of Proceeds

Category	Maximum Proceeds	Percentage of Total Proceeds	Minimum Proceeds	Percentage of Proceeds
Assets/Business Acquisitions	$1,790,000	89.00%	$178,000	89.00%
R & D of Assets Properties	$10,000	1.00%	$2,000	1.00%
Marketing & Comm. Outreach	$5,000	0.80%	$0,000	0.00%
Corporate Expenses (1st Yr.)	$5,000	0.50%	$0,000	0.00%
Total Corporate Use	$1,770,000	87.00%	$178,000	89.00%

D.           Total Use of Proceeds

Category	Maximum Proceeds	Percentage of Total Proceeds	Minimum Proceeds	Percentage of Proceeds
Offering Expenses & Commissions	$230,000	13.00%	$24,000	12.00%
Corporate Application of Proceeds	$1,770,000	87.00%	$1,790,000	88.00%
Total Proceeds	$2,000,000	100%	$2,000,000	100%

Footnotes:

(1) Includes estimated memorandum preparation, filing, printing, legal, accounting and other fees and expenses related to the Offering.

(2) This Offering is being sold by the Managing Members of the Company. No compensatory sales fees or related commissions will be paid to such Managing Members. Registered broker or dealers who are members of the NASD and who enter into a Participating Dealer Agreement with the Company may sell units. Such brokers or dealers may receive commissions up to ten percent (10%) of the price of the Units sold.

VI.                      Management

Two individuals will be actively involved in the management of the Company. Two of these individuals are also in the employment of Afriwealth, LLC., the managing member. The Managers are:

•	Frank Igwealor – Chairman, President & Chief Executive Officer
  Kareem Davis – Managing Director – Business Development

Management biography is included in the accompanying business plan.

VII.                     Management Compensation

There is no accrued compensation that is due any member of Management. Each Manager will be entitled to reimbursement of expenses incurred while conducting Company business. Each Manager may also be a member in the Company and as such will share in the profits of the Company when and if revenues are disbursed. Management reserves the right to reasonably increase their salaries assuming the business is performing profitably and Company revenues are growing on schedule. Any augmentation of these salaries will be subject to the profitability of the Business and the effect on the Business cash flows. Current and projected Management salaries for the next 12 months are:

Frank Igwealor

Current: $1,000 annualized salary payable monthly

Projected 12 months: $100,000 annualized salary payable monthly

Kareem Davis

Current: $100 annualized salary payable monthly

Projected 12 months: $75,000 annualized salary payable monthly

VIII.                    Board of Advisors

The Company has established a Board of Advisors, which includes highly qualified business and industry professionals. The Board of Advisors will advise the Management team in making appropriate decisions and taking effective action. However, the Board of Advisors will not be responsible for Management decisions and has no legal or fiduciary responsibility to the Company. Currently there are three members on the Board of Advisors:

  Frank Igwealor, Director & Board Chair
  Kareem Davis, Director & Managing Director
  Dr. Solomon Mbagwu, MD, Director

IX.                      Dilution

The purchasers of the Membership Units offered by this Memorandum will experience dilution of their investments now and in the future if the company decides to raise more capital in the future. There are 1,000,000,000 authorized units of the Company of which 19,673,000 units are currently issued and outstanding. The net tangible book value per unit of the outstanding Company’s ownership was approximately $0.0001765 at December 1, 2013. Net tangible book value per unit of ownership is equal to the Company’s total tangible assets less its total liabilities, divided by the total number of outstanding units of ownership. Upon completion of this Offering, the net tangible book value for the Units, which are now outstanding, will be increased with corresponding dilution for the Units sold to investors.

The following reflects the dilution to be incurred by the investors. “Dilution” is determined by subtracting the net tangible book value per Membership Unit after the Offering from the Offering price. If the expected maximum number of Units offered hereby is sold, of which there can be no assurance, there will be 29,673,000 Units of ownership outstanding with net tangible book value of approximately $0.0001765 per Unit. This represents an immediate increase in net tangible book value from $0.0001765 to $0.0338 per Unit to existing members and an immediate dilution of from $0.10 to $0.066 per Unit to purchasers of Units in this Offering.

X.                        Current Members

The following table contains certain information as of December 1, 2013 as to the number of units beneficially owned by (i) each person known by the Company to own beneficially more than 5% of the Company’s units, (ii) each person who is a Managing Member of the Company, (iii) all persons as a group who are Managing Members and/or Officers of the Company, and as to the percentage of the outstanding units held by them on such dates and as adjusted to give effect to this Offering.

Name	Position	Current %	Post Offering Maximum %
Frank Igwealor	Managing Member	51.57%	34.00%
Kareem Davis	Managing Member	5.08%	3.00%
Outside Members	Members	43.35%	29.00%

Footnotes:

XI.                      Membership UNIT OPTION AGREEMENTS

The Company has entered into option agreements with the following individuals and companies allowing them to purchase Membership Units in the Company at a future date:

So far, the Company has not entered into a unit option agreement with any person or entity. However, the company would entertain offers for the purchase of 100,000 units or more by any person of entity at an exercise price of $0.10 per unit. The term of the company’s option agreement is typically 3 years.

XII.                     Litigation

The Company is not presently a party to any material litigation, nor to the knowledge of Management is any litigation threatened against the Company, which may materially affect the business of the Company or its assets.

XIII.                    Description of Units

The Company is offering a minimum of 2,000,000 and a maximum of 10,000,000 Units at a price of $0.10 per Unit, $.0001 par value per unit. Upon completion of the Offering between 21,673,000 and 29,673,000 units will be outstanding. The units of ownership are equal in all respects, and upon completion of the

Offering, the units will comprise the only representation of ownership that the Company will have issued and outstanding to date, upon close of the Offering.

Each member is entitled to one vote for each unit held on each matter submitted to a vote of the members.

Units are not redeemable and do not have conversion rights. The Units currently outstanding are, and the Units to be issued upon completion of this Offering will be, fully paid and non-assessable.

In the event of the dissolution, liquidation or winding up of the Company, the assets then legally available for distribution to the members will be distributed ratably among such members in proportion to their units.

Members are only entitled to profit distributions proportionate to their units of ownership when and if declared by the Managing Members out of funds legally available therefore. The Company to date has not given any such profit distributions. Future profit distribution policies are subject to the discretion of the Managing Members and will depend upon a number of factors, including among other things, the capital requirements and the financial condition of the Company.

XIV.                   Transfer Agent and Registrar

The Company will act as its own transfer agent and registrar for its units of ownership.

XV.                    Plan of Placement

The Units are offered directly by the Managing Members of the Company on the terms and conditions set forth in this Memorandum. NASD brokers and dealers may also offer units. The Company is offering the Units on a “best efforts” basis. The Company will use its best efforts to sell the Units to investors. There can be no assurance that all or any of the Units offered, will be sold.

A.           Escrow of Subscription Funds

Commencing on the date of this Memorandum all funds received by the Company in full payment of subscriptions for Units will be deposited in an escrow account. The Company has set a minimum offering proceeds figure of $200,000 for this Offering. The Company has established an Investment Holding Account with JP Morgan Chase Bank, into which the minimum offering proceeds will be placed. At least 200,000 Units must be sold for $200,000 before such proceeds will be released from the escrow account and utilized by the Company. After the minimum number of Units are sold, all subsequent proceeds from the sale of Units will be delivered directly to the Company and be available for its use. Subscriptions for Units are subject to rejection by the Company at any time.

B.           How to Subscribe for Units

A purchaser of Units must complete, date, execute, and deliver to the Company the following documents, as applicable. All of which are included as part of the Investor Subscription Package:

a)	An Investor Suitability Questionnaire;
b)	An original signed copy of the appropriate Subscription Agreement;
c)	A Afriwealth proposed LP Operating Agreement; and
d)	A check payable to Afriwealth in the amount of $0.10 per Unit for each Unit purchased as called for in the Subscription Agreement (minimum purchase of 100,000 Units for $10,000).

Purchasers of Units will receive an Investor Subscription Package containing an Investor Suitability Questionnaire and two copies of the Subscription Agreement.

Subscribers may not withdraw subscriptions that are tendered to the Company (Florida, Georgia and Pennsylvania Residents See NASAA Legend in the front of this Memorandum for important information).

XVI.                   Additional Information

Each prospective investor may ask questions and receive answers concerning the terms and conditions of this offering and obtain any additional information which the Company possesses, or can acquire without unreasonable effort or expense, to verify the accuracy of the information provided in this Memorandum. The principal executive offices of the Company are located at 3699 Wilshire Blvd., Suite 530, Los Angeles, CA 90010.

Exhibit A

Afriwealth Business Plan

See attached.

Exhibit B

Afriwealth Operating Agreement

See attached Operating Agreement for the LLC

Exhibit C

Afriwealth

Subscription Agreement

Afriwealth, LLC

3699 Wilshire Blvd., Suite 530

Los Angeles, California 90010

Gentlemen:

You have informed the undersigned (the “Purchaser”) that Afriwealth LLC, (the “Company”) wishes to raise a minimum of Two Hundred Thousand Dollars ($200,000) and a maximum of One Million Dollars ($2,000,000) from various persons by selling up to 10,000,000 Membership Units of ownership, $0.0001 par value (the “Units”), at a price of One Dollar ($0.10) per Unit.

I have received, read, and understand the Limited Offering Memorandum dated December 1, 2013 (the “Memorandum”). I further understand that my rights and responsibilities as a Purchaser will be governed by the terms and conditions of this Subscription Agreement, the Memorandum and the Operating Agreement of Afriwealth. I understand that you will rely on the following information to confirm that I am an “Accredited Investor”, as defined in Regulation D promulgated under the Securities Act of 1933, as amended (the “Securities Act”), or one of 35 Non-Accredited Investors that will be allowed to purchase Units in this Offering (subject to Company approval), and that I am qualified to be a Purchaser.

This Subscription Agreement is one of a number of such subscriptions for Units. By signing this Subscription Agreement, I offer to purchase and subscribe from the Company the number of Units set forth below on the terms specified herein. The Company reserves the right, in its complete discretion, to reject any subscription offer or to reduce the number of Units allotted to me. If this offer is accepted, the Company will execute a copy of this Subscription Agreement and return it to me. I understand that commencing on the date of this Memorandum all funds received by the Company in full payment of subscriptions for Units will be deposited in an Investment Holding Account. The Company has set a minimum offering proceeds figure of $200,000 for this Offering. The Company has established an Investment Holding Account with JP Morgan Chase, into which the minimum offering proceeds will be placed. At least 2,000,000 Units must be sold for $200,000 before such proceeds will be released from the holding account and utilized by the Company. After the minimum number of Units are sold, all proceeds from the sale of Units will be delivered directly to the Company and be available for its use.

1. Accredited Investor. I am an Accredited Investor because I qualify within one of the following categories:

Please Check The Appropriate Category

_____ $1,000,000 Net Worth.

A natural person whose individual net worth, or joint net worth with that person’s spouse, at the time of his purchase exceeds $1,000,000.

______________

Purchaser’s Initials

_____ $200,000/$300,000 Income.

A natural person who had an individual income in excess of $200,000 (including contributions to qualified employee benefit plans) or joint income with such person’s spouse in excess of $300,000 per year in each of the two most recent years and who reasonably expects to attain the same individual or joint levels of income (including such contributions) in the current year.

_____ Director or Officer of Issuer.

Any director or executive officer of the Company

_____ All Equity Owners In Entity Are Accredited.

An entity, (i.e. corporation, partnership, trust, IRA, etc.) in which all of the equity owners are Accredited Investors as defined herein.

_____ Corporation.

A corporation not formed for the specific purpose of acquiring the Shares offered, with total assets in excess of $5,000,000.

_____ Other Accredited Investor.

Any natural person or entity which qualifies as an Accredited Investor pursuant to Rule 501(a) of Regulation D promulgated under the Act; specify basis for qualification:

________________________________________________________________________

_________________________________________________________________________

______One of 35 Non-Accredited Investors that may be allowed to invest in the offering

2. Representations and Warranties. I represent and warrant to the Company that:

(A) I (i) have adequate means of providing for my current needs and possible contingencies and I have no need for liquidity of my investment in the Units, (ii) can bear the economic risk of losing the entire amount of my investment in Units, and (iii) have such knowledge and experience that I am capable of evaluating the relative risks and merits of this investment; (iv) the purchase of Units is consistent, in both nature and amount, with my overall investment program and financial condition.

(B) The address set forth below is my true and correct residence, and I have no intention of becoming a resident of any other state or jurisdiction.

(C) I have not utilized the services of a “Purchaser Representative” (as defined in Regulation D promulgated under the Securities Act) because I am a sophisticated, experienced investor, capable of determining and understanding the risks and merits of this investment.

______________

Purchaser’s Initials

(D) I have received and read, and am familiar with the Offering Documents, including the Memorandum, Subscription Agreement, and Operating Agreement of the Company. All documents, records and books pertaining to the Company and the Units requested by me, including all pertinent records of the Company, financial and otherwise, have been made available or delivered to me.

(E) I have had the opportunity to ask questions of and receive answers from the Company’s officers and representatives concerning the Company’s affairs generally and the terms and conditions of my proposed investment in the Units.

(F) I understand the risks implicit in the business of the Company. Among other things, I understand that there can be no assurance that the Company will be successful in obtaining the funds necessary for its success. If only a fraction of the maximum amount of the Offering is raised, the Company may not be able to expand as rapidly as anticipated, and proceeds from this Offering may not be sufficient for the Company’s long term needs.

(G) Other than as set forth in the Memorandum, no person or entity has made any representation or warranty whatsoever with respect to any matter or thing concerning the Company and this Offering, and I am purchasing the Units based solely upon my own investigation and evaluation.

(H)     I understand that no Units have been registered under the Securities Act, nor have they been registered pursuant to the provisions of the securities or other laws of applicable jurisdictions.

(I) The Units for which I subscribe are being acquired solely for my own account, for investment and are not being purchased with a view to or for their resale or distribution. In order to induce the Company to sell Units to me, the Company will have no obligation to recognize the ownership, beneficial or otherwise, of the Units by anyone but me.

(J) I am aware of the following:

(i)The Units are a speculative investment which involves a high degree of risk; and

(ii) My investment in the Units is not readily transferable; it may not be possible for me to liquidate my investment.

(iii) The financial statements of the Company have merely been compiled, and have not been reviewed or audited.

(iv)There are substantial restrictions on the transferability of the Units registered under the Securities Act; and

______________

Purchaser’s Initials

(v) No federal or state agency has made any finding or determination as to the fairness of the Units for public investment nor any recommendation or endorsement of the Units;

(K) Except as set forth in the Memorandum, none of the following information has ever been represented, guaranteed, or warranted to me expressly or by implication, by any broker, the Company, or agents or employees of the foregoing, or by any other person:

(i) The appropriate or exact length of time that I will be required to hold the Units;

(ii) The percentage of profit and/or amount or type of consideration, profit, or loss to be realized, if any, as a result of an investment in the Units; or

(iii) That the past performance or experience of the Company, or associates, agents, affiliates, or employees of the Company or any other person, will in any way indicate or predict economic results in connection with the purchase of Units;

(iv)The amount of dividends or distributions that the Company will make;

(L) I have not distributed the Memorandum to anyone, no other person has used the Memorandum, and I have made no copies of the Memorandum; and

(M) I hereby agree to indemnify and hold harmless the Company, its managers, directors, and representatives from and against any and all liability, damage, cost or expense, including reasonable attorneys fees, incurred on account of or arising out of:

(i) Any inaccuracy in the declarations, representations, and warranties set forth above;

(ii) The disposition of any of the Units by me which is contrary to the foregoing declarations, representations, and warranties; and

(iii) Any action, suit or proceeding based upon (1) the claim that said declarations, representations, or warranties were inaccurate or misleading or otherwise cause for obtaining damages or redress from the Company; or (2) the disposition of any of the Units.

(N) By entering into this Subscription Agreement, I acknowledge that the Company is relying on the truth and accuracy of my representations.

The foregoing representation and warranties are true and accurate as of the date hereof, shall be true and accurate as of the date of the delivery of the funds to the Company and shall survive such delivery. If, in any respect, such representations and warranties are not true and accurate prior to delivery of the funds, I will give written notice of the fact to the Company, specifying which representations and warranties are not true and accurate and the reasons therefor.

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Purchaser’s Initials

3. Transferability. I understand that I may sell or otherwise transfer my Units only if registered under the Securities Act or I provide the Company with an opinion of counsel acceptable to the Company to the effect that such sale or other transfer may be made in absence of registration under the Securities Act. I have no right to cause the Company to register the Units. Any certificates or other documents representing my Units will contain a restrictive legend reflecting this restriction, and stop transfer instructions will apply to my Units.

4. Indemnification. I understand the meaning and legal consequences of the representations and warranties contained in Paragraph 2 hereof, and I will indemnify and hold harmless the Company, its officers, directors, and representatives involved in the offer or sale of the Units to me, as well as each of the managers and representatives, employees and agents and other controlling persons of each of them, from and against any and all loss, damage or liability due to or arising out of a breach of any representation or warranty of mine contained in this Subscription Agreement.

5. Revocation. I will not cancel, terminate or revoke this Subscription Agreement or any agreement made by me hereunder and this Subscription Agreement shall survive my death or disability.

6. Termination of Agreement. If this subscription is rejected by the Company, then this Subscription Agreement shall be null and void and of no further force and effect, no party shall have any rights against any other party hereunder, and the Company shall promptly return to me the funds delivered with this Subscription Agreement.

7. Miscellaneous.

(a) This Subscription Agreement shall be governed by and construed in accordance with the substantive law of the State of California.

(b) This Subscription Agreement constitutes the entire agreement between the parties hereto with respect to the subject matter hereof and may be amended only in writing and executed by all parties.

(c) By Purchasing the Units in Afriwealth , I hereby agree to the terms and provisions of the Operating Agreement of the company – as included in this Memorandum as Exhibit B. I have hereby read and understand the Operating Agreement and understand how an LP functions as a corporate entity.

8. Ownership Information. Please print here the total number of Units to be purchased, and the exact name(s) in which the Units will be registered.

Total Units:_________________

Name(s):_____________________________________________________________

_____ Single Person

_____ Husband and Wife, as community property

_____ Joint Tenants (with right of survivorship)

_____ Tenants in Common

_____ A Married Person as separate property

_____ Corporation or other organization

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Purchaser’s Initials

_____ A Partnership

_____ Trust

_____ IRA

_____ Tax-Qualified Retirement Plan

(i) Trustee(s)/ Custodian_________________________________________

(ii) Trust Date_________________________________________________

(iii) Name of Trust_____________________________________________

(iv) For the Benefit of___________________________________________

_____ Other:________________________________________________________

(please explain)

Social Security or Tax I.D.#:____________________________________________

Residence Address:

_____________________________________________________________________

Street Address

_____________________________________________________________________

City State Zip

Mailing Address: (Complete only if different from residence)

_____________________________________________________________________

Street Address (If P.O.Box, include address for surface delivery if different than residence)

_____________________________________________________________________

City State Zip

Phone Numbers

Home: (_______)_____________________

Business: (_______)___________________

Facsimile: (_______)___________________

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Purchaser’s Initials

9. Date and Signatures. Dated ______________________________, 2014.

Signatures Purchaser Name (Print)

____________________________ ____________________________

___________________________ ____________________________

(Each co-owner or joint owner must sign - Names must be signed exactly as listed under “Purchaser Name”)

ACCEPTED:

Afriwealth

By:________________________________ Dated:______________________, 2014

Frank Igwealor – Chairman & Chief Executive Officer

or

Aliyu Almakura – President & Chief Operating Officer

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Purchaser’s Initials

Afriwealth

Investor Suitability Questionnaire

To: Prospective purchasers of LP Membership Units offered by Afriwealth (the “Company”).

The Purpose of this Questionnaire is to solicit certain information regarding your financial status to determine whether you are an “Accredited Investor,” as defined under applicable federal and state securities laws, and otherwise meet the suitability criteria established by the Company for purchasing Units. This questionnaire is not an offer to sell securities.

Your answers will be kept as confidential as possible. You agree, however, that this Questionnaire may be shown to such persons as the Company deems appropriate to determine your eligibility as an Accredited Investor or to ascertain your general suitability for investing in the Units.

Please answer all questions completely and execute the signature page

A. Personal

1. Name:___________________________________________________

2. Address of Principal Residence:_________________________________

___________________________________________ County:__________

3. Residence Telephone: (______)_____________________

4. Where are you registered to vote?________________________________

5. Your driver’s license is issued by the following state:_________________

6. Other Residences or Contacts: Please identify any other state where you own a residence, are registered to vote, pay income taxes, hold a driver’s license or have any other contacts, and describe your connection with such state:

___________________________________________________________

___________________________________________________________

7. Please send all correspondence to:

(1)_____ Residence Address (as set forth in item A-2)

(2)_____ Business Address (as set forth in item B-1)

8. Date of Birth:_________________________________________________

9. Citizenship:___________________________________________________

10. Social Security or Tax I.D. #:_____________________________________

B. Occupations and Income

1. Occupation:____________________________________________

(a) Business Address:_________________________________

__________________________________________________

(b) Business Telephone Number: (______)_________________

2. Gross income during each of the last two years exceeded:

(1)_____$25,000 (2)_____$50,000

(3)_____$100,000 (4)_____$200,000

3. Joint gross income with spouse during each of the last two years exceeded $300,000

(1)_____Yes (2)_____No

4. Estimated gross income during current year exceeds:

(1)_____$25,000 (2)_____$50,000

(3)_____$100,000 (4)_____$200,000

5. Estimated joint gross income with spouse during current year exceeds $300,000

(1)_____Yes (2)_____No

C. Net Worth

1. Current net worth or joint net worth with spouse (note that “net worth” includes all of the assets owned by you and your spouse in excess of total liabilities, including the fair market value, less any mortgage, of your principal residence.)

(1)_____$50,000-$100,000 (2)_____$100,000-$250,000 (3)_____$250,000-$500,000

(4)_____$500,000-$750,000 (5)_____$750,000-$1,000,000 (6)_____over $1,000,000

2. Current value of liquid assets (cash, freely marketable securities, cash surrender value of life insurance policies, and other items easily convertible into cash) is sufficient to provide for current needs and possible personal contingencies:

(1)_____Yes (2)_____No

D. Affiliation with the Company

Are you a director or executive officer of the Company?

(1)_____Yes (2)_____No

E. Investment Percentage of Net Worth

If you expect to invest at least $150,000 in Units, does your total purchase price exceed 10% of your net worth at the time of sale, or joint net worth with your spouse.

(1)_____Yes (2)_____No

F. Consistent Investment Strategy

Is this investment consistent with your overall investment strategy?

(1)_____Yes (2)_____No

G. Prospective Investor’s Representations

The information contained in this Questionnaire is true and complete, and the undersigned understands that the Company and its counsel will rely on such information for the purpose of complying with all applicable securities laws as discussed above. The undersigned agrees to notify the Company promptly of any change in the foregoing information which may occur prior to any purchase by the undersigned of securities from the Company.

Prospective Investor:

__________________________________ Date:________________, 2014

Signature

__________________________________

Signature (of joint purchase if purchase is to be

made as joint tenants or as tenants in common)

BUSINESS PLAN

AFRIWEALTH

Executive Summary

Afriwealth (AFRIWEALTH) is a Los Angeles community-based company whose mission is to build wealth for investors and at the same time support building healthy communities where people live and work. AFRIWEALTH will deploy and operate a multi-industries investment approach with emphasis on running businesses more efficiently, giving employees more conducive and friendly workplace and adding value to investors and shareholders by identifying and reducing excesses and also identifying and executing growth strategies in companies it controls. The company will buy entire or controlling stake in companies with undervalued businesses, restructure the businesses, and sell the same for profit or hold it for cash flow.

Generally, AFRIWEALTH Fund will focus on: (1) acquiring, restructuring, rehabilitating, reusing distressed assets/properties; (2) acquiring and restructuring troubled businesses; (3) socially conscious venture capital activities; (4) opportunistic private equity activities; (5) job-creating and community-empowering investments; and (6) general business-process-improvement through partnerships, mergers and acquisitions, leveraged-buyout, management-buyout, capitalizations, and investments. We target the small-to-middle market businesses in select communities or “emerging domestic markets” for direct acquisitions or investments in equity or debt. Our typical investments give us control of the target business with at least 51% voting authority. Gaining control of target companies furthers our transformative business objectives in the select communities of the U.S.

The primary sources of AFRIWEALTH’s value creation would come from (1) Operational efficiency – improving operations which may include rationalization of costs, helping the portfolio company increase revenue, hiring astute employees or laying off mediocre employees, and getting customers, etc.; (2) Multiples expansion – investing at multiples of EBITDA that is solid and reliably improvable; (3) Leveraging and financial engineering – utilizing optimal-level of debt to capitalize investee’s balance sheet, fund attractive expansion, and increase returns to investors.

Financial Highlights:

  The cost to acquire this target would be approximately $925,000; the company has current annual revenue of $2,669,803, EBIT of $506,000 and net assets of $431,235.
  12 months proforma shows a value of $2,812,250; revenue of $3,712,815; EBIT of $703,679; debt servicing expense of $357,832; net cash flow of $338,201; and net assets of $1,018,785.
  Payback time for the initial capital could be schedule for the 12th month as a deduction to the $338,201 from net cash flow.

Risk Management:

AFRIWEALTH’s risk management entails identification, assessment, and prioritization of risks followed by coordinated and economical application of resources to minimize, monitor, and control the probability and/or impact of unfortunate events.

OVERVIEW OF A PRIVATE PLACEMENT BY

AFRIWEALTH, LLC.

A Los Angeles Private Equity Company

____________________________________

FOR $2,000,000

Minimum Offering Amount: $200,000

$0.10 per Unit

MINIMUM PURCHASE – 100,000 Units

____________________________________________

Afriwealth is offering by means of a Confidential Private Placement Memorandum a minimum of Twenty (20) and a maximum of One Hundred (100) Limited Liability Company (“Units”) at an offering price of One ($0.10) Dollars per Unit, for a minimum of Two Hundred Thousand Dollars ($200,000) and a maximum total of Two Million Dollars ($2,000,000), to qualified investors who meet the Investor Suitability Requirements. Each Investor must agree to purchase the Units, as a lender to the Company, for investment purposes only, and execute a Subscription Agreement in the form that will be sent with the Private Placement Memorandum.

This Offering is being sold by the officers and directors of the Company, who will not receive any compensation for their efforts. No sales fees or commissions will be paid to such officers or directors. Units may be sold by registered brokers or dealers who are members of the NASD and who enter into a Participating Dealer Agreement with the Company. Such brokers or dealers may receive commissions up to ten percent (10%) of the price of the Notes sold. No more than $50,000 would be paid out as commission from proceed of this offering; thus, broker or dealers may sell only half of this offering while the rest would be sold directly by the company’s management.

	Offering Price	Selling Commissions	Proceeds to Company
	A.
Per Unit	$0.10	$0.01	$0.09
Minimum Units	$200,000	$20,000	$180,000
Maximum Units	$2,000,000	$200,000	$1,800,000